UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC File Number: 001-10865
CUSIP Number: 00163U106

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N- CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMAG Pharmaceuticals, Inc.
Full Name of Registrant

Former Name if Applicable

1100 Winter St.
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451
City, State, Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in its earnings release dated August 6, 2020, AMAG Pharmaceuticals, Inc. (the “Company” or “we”) identified immaterial errors in Makena revenue in the historical periods from 2016 through the first quarter of 2020 related to the timely accrual of certain governmental rebates. We will be correcting our historical financial statements to properly reflect the revenue adjustments and related accrual in the appropriate periods. As of the prescribed time for filing the Form 10-Q, we are actively working with our current and former independent registered public accounting firms in their review of the procedures with respect to our consolidated financial statements and related internal controls over financial reporting. As a result, we are unable to file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”) within the prescribed time and without unreasonable effort or expense. Based upon the work completed to date, as previously reported we anticipate that the correction of these errors will reduce previously reported revenue for Makena® (hydroxyprogesterone caproate injection) by approximately $6.3 million in the aggregate over the impacted annual periods of 2016 through 2019 and increase revenue as previously reported in the three month period ended March 31, 2020 by approximately $1.8 million. These amounts are subject to continuing review by our independent auditors and are subject to change. We expect to file our Form 10-Q promptly after we have completed these procedures, and on or before August 17, 2020.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the review described above uncovers additional errors in our financial statements, which require correction, or a material weakness in our controls and procedures. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott D. Myers	+1	(617) 498-3300
(Name)	(Country Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☐  No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMAG PHARMACEUTICALS, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 10, 2020	By:	/s/ Scott D. Myers
Name: Scott D. Myers
Title: President and Chief Executive Officer